DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com
David M. Eisler david.eisler@dlapiper.com T 858.677.1417 F 858.638.5017

July 20, 2011

Via Edgar and Overnight Delivery

Stephen Krikorian

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Multi-Fineline Electronix, Inc.
Form 10-K for the year ended September 30, 2010
Filed November 15, 2010
Forms 10-Q for the Quarterly Periods ended December 31, 2010 and March 31, 2011
Filed February 3, 2011 and May 5, 2011
File No. 000-50812

Dear Mr. Krikorian:

This letter is to confirm that Multi-Fineline Electronix, Inc. (the “Company”) is in receipt of your letter dated July 19, 2011 (the “Comment Letter”) in connection with the Securities and Exchange Commission’s review of its Form 10-K for its fiscal year ended September 30, 2010 as filed on November 15, 2010, and Forms 10-Q for the Quarterly Periods ended December 31, 2010 and March 31, 2011, as filed on February 3, 2011 and May 5, 2011, respectively.

As I discussed with Tamara Tangen, Staff Accountant, the Company hereby requests an extension for submitting a response to the Comment Letter. The Company anticipates that it will file a response to the Comment Letter no later than August 8, 2011.

If you have further questions or comments regarding this request, please contact me at (858) 677-1417 or Tom Liguori at (714) 688-5230.

Sincerely,

/s/ David Eisler
David Eisler

cc:	Tamara Tangen
Reza Meshgin
Tom Liguori